Exhibit 99.4

POWER OF ATTORNEY AGM PROQR THERAPEUTICS N.V. JUNE 23, 2020 Note: If you hold your shares through a bank, a financial institution, or other financial intermediary, you are considered a "beneficial owner" and you should follow the instructions and use the voting instrument provided by the bank or intermediary, financial institution, account holder or other financial intermediary that holds your shares. Please do not use this form in case you are a beneficial owner. Company: _ _ _ (full name) a legal entity organized and existing under the laws of: (country) with its corporate seat in:_ _ _ (city) having its offices in: _ _ _ (address) OR Natural Person: _ _ (full name) having his or her address at _ (address) in: _ _ (city, country) (the “Grantor”) herewith grants a power of attorney to Paul van Dongen, General Counsel of ProQR Therapeutics N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands with address Zernikedreef 9, 2333CK Leiden, The Netherlands (“ProQR”) to represent the Grantor, as shareholder of ProQR, at the Annual General Meeting of Shareholders of ProQR to be held on June 23, 2020 at 15:00 hrs. (CET) via videoconference (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all meeting and voting rights attached to the shares in the capital of ProQR which were held by the Grantor at the record date for the AGM, May 26, 2020 and (ii) to vote on all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below: Agenda item 4 Adoption of the annual accounts, including the appropriation of net result, for the financial year 2019 # Shares For # Shares Against # Shares Abstain   

Agenda item 5 Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2019 Agenda item 6 Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2019 Agenda item 7 Re-appointment of supervisory board member Dinko Valerio Agenda item 8 Re-appointment of supervisory board member James Shannon Agenda item 9 Appointment KPMG Accountants N.V. as the Company's external auditor for the financial year 2021 Agenda item 10 Amendment of the Company’s Equity Incentive Plan Agenda item 11 Amendment of the Compensation Principles for the Supervisory Board Agenda item 12 Amendment of the Compensation Policy for the Management Board # Shares For # Shares Against # Shares Abstain    # Shares For # Shares Against # Shares Abstain    # Shares For # Shares Against # Shares Abstain    # Shares For # Shares Against # Shares Abstain    # Shares For # Shares Against # Shares Abstain    # Shares For # Shares Against # Shares Abstain    # Shares For # Shares Against # Shares Abstain    # Shares For # Shares Against # Shares Abstain   

Agenda item 13 Authorization of the Management Board to issue ordinary shares Agenda item 14 Authorization of the Management Board to acquire ordinary shares in the capital of the Company The person granted a power of attorney above is hereinafter referred to as the “Attorney”. The Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by ProQR to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney. The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument. Finally, the undersigned hereby represents and warrants having full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor. This power of attorney shall be governed by the laws of the Netherlands. Signed in on _ , 2020. Please email a copy to: ProQR Therapeutics N.V. Attn. Legal dept. email: legal@proqr.com Please mail the original power of attorney to: ProQR Therapeutics N.V. Attn. Legal dept. # Shares For # Shares Against # Shares Abstain    # Shares For # Shares Against # Shares Abstain   

Zernikedreef 9 2333 CK Leiden The Netherlands